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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
        TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             SIERRACITIES.COM INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                            ------------------------

                                  AMTRS CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF

                        AMERICAN EXPRESS TRAVEL RELATED
                             SERVICES COMPANY, INC.
                      (NAMES OF FILING PERSONS (OFFERORS))

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  826521 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                        DAVID S. CARROLL, GROUP COUNSEL
                            AMERICAN EXPRESS COMPANY
                                200 VESEY STREET
                            NEW YORK, NEW YORK 10285
                                 (212) 640-2000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                            ------------------------

                                    COPY TO:
                             DOUGLAS P. LONG, ESQ.
                              FAEGRE & BENSON LLP
                            2200 WELLS FARGO CENTER
                            90 SOUTH SEVENTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 336-3000

                               FEBRUARY 27, 2001

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                           CALCULATION OF FILING FEE

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             TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
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
                  $119,534,953                                       $23,907
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

 * Estimated for purposes of calculating the amount of filing fee only. This calculation assumes the purchase of all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of SierraCities.com Inc. (the "Company") at a price per Share of $5.68 in cash, without interest. As of February 23, 2001, there were (i) 18,918,640 Shares outstanding and (ii) 2,126,246 Shares reserved for issuance for outstanding options to acquire Shares from the Company. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate transaction value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   AMOUNT PREVIOUSLY PAID:    N/A  FILING PARTY:  N/A
   FORM OR REGISTRATION NO.:  N/A  DATE FILED:    N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.

    [ ] issuer tender offer subject to Rule 13e-4.

    [ ] going-private transaction subject to Rule 13e-3.

    [ ] amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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                                  TENDER OFFER

     This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to an offer by AMTRS Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of American Express Travel Related Services Company, Inc., a New York corporation ("Parent"), to purchase all of the issued and outstanding shares of Common Stock, par value $.01 per share (together with the associated preferred share purchase rights, the "Shares"), of SierraCities.com Inc., a Delaware corporation (the "Company"), for a price of $5.68 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively (which, as either may be amended or supplemented, together constitute the "Offer").

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of the Schedule TO, except as otherwise set forth below.

ITEM 1.  SUMMARY TERM SHEET

     The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

                    (a)  The name of the subject company is SierraCities.com Inc., a
                         Delaware corporation. The Company's principal executive
                         offices are located at 600 Travis Street, Suite 7050,
                         Houston, TX 77002. The Company's telephone number is (713)
                         221-8822.

                    (b) The information set forth in the Offer to Purchase under "Introduction" and Section 1 ("Terms of the Offer;
                         Expiration Date") is incorporated herein by reference.

                    (c)  The information set forth in the Offer to Purchase in
                         Section 6 ("Price Range of Shares; Dividends") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

(a), (b), (c) (1, 2, 5)  This Schedule TO is being filed by Purchaser and Parent. The information set forth in the Offer to Purchase under
                         "Introduction," in Section 8 ("Certain Information
                         Concerning Purchaser, Parent and American Express") and in
                         Schedule I ("Directors and Executive Officers of Parent,
                         Purchaser and American Express") to the Offer to Purchase is
                         incorporated herein by reference.

              (c) (3-4)  During the last five years, none of Purchaser, Parent,
                         American Express Company, a New York corporation and the
                         parent company of Parent ("American Express"), nor, to the best of their knowledge, any of the persons listed in
                         Schedule I ("Directors and Executive Officers of Parent,
                         Purchaser and American Express") to the Offer to Purchase
                         (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a
                         party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or
                         settlement) that resulted in a judgment, decree or final
                         order enjoining the person from future violations of, or
                         prohibiting activities subject to, federal or state
                         securities laws, or a finding of any violation of federal or state securities laws.
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
Item 4.  TERMS OF THE TRANSACTION

    (a)(1)(i-viii, xii)  The information set forth in the Offer to Purchase under
                         "Introduction," Section 1 ("Terms of the Offer; Expiration
                         Date"), Section 2 ("Acceptance for Payment and Payment for
                         Shares"), Section 3 ("Procedures for Tendering Shares"),
                         Section 4 ("Withdrawal Rights"), Section 5 ("Certain Tax
                         Considerations"), Section 11 ("Purpose of the Offer and
                         Merger; Plans for the Company; Merger Agreement; Tender
                         Agreements and Other Agreements; Other Matters"), Section 14
                         ("Certain Conditions of the Offer") and Section 15 ("Certain
                         Legal Matters and Regulatory Approvals") is incorporated
                         herein by reference.

             (a)(1)(ix)  Not applicable.

              (a)(1)(x)  Not applicable.

             (a)(1)(xi)  Not applicable.

      (a)(2)(i-iv, vii)  The information set forth in the Offer to Purchase under
                         Section 11 ("Purpose of the Offer and Merger; Plans for the
                         Company; Merger Agreement; Tender Agreements and Other
                         Agreements; Other Matters") and Section 5 ("Certain Tax
                         Considerations") is incorporated herein by reference.

              (a)(2)(v)  Not applicable.

             (a)(2)(vi)  Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

                    (a)  No transactions, other than those described in paragraph
                         (b), have occurred during the past two years between the
                         filing persons (including any person specified in
                         Instruction C to Schedule TO) and the Company or any of its
                         affiliates that are not natural persons.

                    (b)  The information set forth in the Offer to Purchase under
                         "Introduction," Section 8 ("Certain Information Concerning
                         Purchaser, Parent and American Express"), Section 10
                         ("Background of the Offer; Contacts with the Company") and
                         Section 11 ("Purpose of the Offer and Merger; Plans for the
                         Company; Merger Agreement; Tender Agreements and Other
                         Agreements; Other Matters") is incorporated herein by
                         reference.
ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

                    (a)  The information set forth in the Offer to Purchase under
                         "Introduction," Section 10 ("Background of the Offer;
                         Contacts with the Company") and Section 11 ("Purpose of the
                         Offer and Merger; Plans for the Company; Merger Agreement;
                         Tender Agreements and Other Agreements; Other Matters") is
                         incorporated herein by reference.

               (c)(1-7)  The information set forth in the Offer to Purchase under
                         "Introduction," Section 10 ("Background of the Offer;
                         Contacts with the Company"), Section 11 ("Purpose of the
                         Offer and Merger; Plans for the Company; Merger Agreement;
                         Tender Agreements and Other Agreements; Other Matters"),
                         Section 12 ("Dividends and Distributions") and Section 13
                         ("Effect of the Offer on the Market for the Shares, The
                         Nasdaq National Market Listing and Exchange Act
                         Registration") is incorporated herein by reference.

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
ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               (a), (d)  The information set forth in the Offer to Purchase under
                         Section 9 ("Source and Amount of Funds") is incorporated herein by reference.

                    (b)  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

               (a), (b)  The information set forth in the Offer to Purchase under
                         "Introduction," Section 8 ("Certain Information Concerning
                         Purchaser, Parent and American Express"), Section 10
                         ("Background of the Offer; Contacts with the Company") and
                         Section 11 ("Purpose of the Offer and Merger; Plans for the
                         Company; Merger Agreement; Tender Agreements and Other
                         Agreements; Other Matters") is incorporated herein by
                         reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

                    (a) The information set forth in the Offer to Purchase under "Introduction" and Section 16 ("Fees and Expenses") is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS

               (a), (b)  Because the consideration offered consists solely of cash, the Offer is not subject to any financing condition and the
                         Offer is for all outstanding Shares, Purchaser and Parent
                         believe that the financial condition of Parent, Purchaser
                         and American Express and their affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

ITEM 11.  ADDITIONAL INFORMATION

                    (a)  The information set forth in the Offer to Purchase under
                         "Introduction," Section 1 ("Terms of the Offer; Expiration
                         Date"), Section 11 ("Purpose of the Offer and Merger; Plans
                         for the Company; Merger Agreement; Tender Agreements and
                         Other Agreements; Other Matters"), Section 13 ("Effect of
                         the Offer on the Market for the Shares, The Nasdaq National
                         Market Listing and Exchange Act Registration") and Section
                         15 ("Certain Legal Matters and Regulatory Approvals") is
                         incorporated herein by reference.

                    (b)  The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as
                         Exhibits (a)(1) and (a)(2) hereto, respectively, is
                         incorporated herein by reference.
ITEM 12.  MATERIALS TO BE FILED AS EXHIBITS

                 (a)(1)  Offer to Purchase, dated February 27, 2001.

                 (a)(2)  Letter of Transmittal.

                 (a)(3)  Form of Notice of Guaranteed Delivery.

                 (a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                         Companies and Other Nominees.

                 (a)(5)  Form of Letter to Clients for use by Brokers, Dealers,
                         Commercial Banks, Trust Companies and Other Nominees.

                 (a)(6)  Guidelines for Certification of Taxpayer Identification
                         Number on Substitute Form W-9.

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
                 (a)(7)  Form of Letter to Participants in First Sierra 401(k) Plan.

                 (a)(8) Text of press release issued by Parent and the Company, dated February 14, 2001 (incorporated by reference to the Tender Offer Statement on Schedule TO filed by Parent and
                         Purchaser with the Securities and Exchange Commission on February 14, 2001).

                 (a)(9)  Summary Advertisement as published in The Wall Street
                         Journal on February 27, 2001.

                 (d)(1)  Agreement and Plan of Merger, dated as of February 14, 2001, by and between the Company, Parent and Purchaser
                         (incorporated by reference to Exhibit 2 to American Express'
                         and Parent's Schedule 13D, filed February 26, 2001.

                 (d)(2)  Tender Agreement, dated as of February 14, 2001, by and between Parent and Depping 1999 Investment Limited
                         Partnership (incorporated by reference to Exhibit 3 to
                         American Express' and Parent's Schedule 13D, filed February
                         26, 2001).

                 (d)(3) Tender Agreement, dated as of February 14, 2001, by and between Parent and Thomas J. Depping (incorporated by reference to Exhibit 4 to American Express' and Parent's
                         Schedule 13D, filed February 26, 2001).

                 (d)(4)  Tender Agreement, dated as of February 14, 2001, by and between Parent and Sandy B. Ho (incorporated by reference to
                         Exhibit 5 to American Express' and Parent's Schedule 13D,
                         filed February 26, 2001).

                 (d)(5) Tender Agreement, dated as of February 14, 2001, by and between Parent and Redstone Group, Ltd. (incorporated by reference to Exhibit 6 to American Express' and Parent's
                         Schedule 13D, filed February 26, 2001).

                 (d)(6)  Tender Agreement, dated as of February 14, 2001, by and between Parent and David C. Shindeldecker (incorporated by reference to Exhibit 7 to American Express' and Parent's
                         Schedule 13D, filed February 26, 2001).

                 (d)(7) Tender Agreement, dated as of February 14, 2001, by and between Parent and David L. Solomon (incorporated by reference to Exhibit 8 to American Express' and Parent's
                         Schedule 13D, filed February 26, 2001).

                 (d)(8)  Letter Agreement (Confidentiality Agreement), dated as of
                         June 9, 2000, by and between the Company and Parent.

                    (g)  Not applicable.

                    (h)  Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

                         Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2001

                                          AMERICAN EXPRESS TRAVEL RELATED
                                          SERVICES COMPANY, INC.

                                          By: /s/ STEPHEN P. NORMAN
                                            ------------------------------------
                                            Stephen P. Norman
                                            Secretary

                                          AMTRS CORP.

                                          By: /s/ STEPHEN P. NORMAN
                                            ------------------------------------
                                            Stephen P. Norman
                                            Vice President and Secretary

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